# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hillman Solutions Corp., CIK 0001822492
CUSIP: 431636109
Title of class of securities: Common
Address of issuer's principal executive offices: 1280 Kemper Meadow Dr, Cincinnati, Ohio (OH), 45240
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001315868

## Reporting persons
- Burgundy Asset Management Ltd.: type of reporting person: investment adviser (IA); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 8,275,239; shared voting power 0; sole dispositive power 11,202,558; shared dispositive power 0; aggregate amount beneficially owned 11,202,558 (5.67% of the class)

## Item 1. Issuer
Name of issuer: Hillman Solutions Corp.
Address of issuer's principal executive offices: 1280 Kemper Meadow Dr, Cincinnati, OH, 45240

## Item 2. Person Filing
Name of person filing: Burgundy Asset Management Ltd.
Address of principal business office or, if none, residence: 181 Bay Street, Suite 4510, Toronto, ON, M5J 2T3
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 11,202,558
Percent of class: 5.67
Sole power to vote or to direct the vote: 8,275,239
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 11,202,558
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Clients for whom Burgundy Asset Management Ltd. acts as investment adviser may withdraw dividends or the proceeds from the sale of securities from the accounts managed by Burgundy Asset Management Ltd. No one client's interest in the common stock of Hillman Solutions Corp. is more than five percent of the total outstanding common shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Burgundy Asset Management Ltd.: /s/ Karen Mintz, Karen Mintz, VP, CCO & Associate General Counsel (08/12/2025)